UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN

REGISTERED INVESTMENT COMPANIES

I.     General Identifying Information

1.  Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]  Merger

[ ]  Liquidation

[ ]  Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]  Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:

American General Series Portfolio Company 2

3.  Securities and Exchange Commission File No.:

811-08875

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]  Initial Application     [ ]  Amendment

5.  Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2929 Allen Parkway, Houston Texas 77019

6.  Name, address and a telephone number of individual the Commission staff should contact with any questions regarding this form:

Nori L. Gabert

2929 Allen Parkway

Houston, Texas 77019

Telephone: (713) 831-5165

7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

The Variable Annuity Life Insurance Company (VALIC) (Investment Advisor)

2929 Allen Parkway

Houston, Texas 77019

National Financial Data Services (NFDS) (Transfer Agent)

330 West 9th Street

Kansas City, Missouri 64105

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.  Classification of fund (check only one):

[X]  Management company;

[ ]  Unit investment trust; or

[ ]  Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

[X]  Open-end     [ ]  Closed-end

10.  State law under which the fund was organized or forward (e.g., Delaware, Massachusetts):

Delaware

11.  Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Adviser:

The Variable Annuity Life Insurance Company ("VALIC")

2929 Allen Parkway

Houston, TX 77019

Sub-advisers:

American General Investment Management, L.P.

2929 Allen Parkway

Houston, TX 77019

Brown Capital Management, Inc.

1201 N. Calvert Street

Baltimore, MD 21202

Capital Guardian Trust Company

333 S. Hope Street

Los Angeles, CA 90071

Fiduciary Management Associates, Inc.

55 W. Monroe Street

Suite 2550

Chicago, IL 60603

Goldman Sachs Asset Management

One New York Plaza

New York, NY 10004

J. P. Morgan Investment Management, Inc.

522 Fifth Avenue

New York, NY 10036

Jacobs Asset Management

200 E. Broward Boulevard

Fort Lauderdale, FL 33301

Neuberger Burman Management, Inc.

605 Third Avenue

Second Floor

New York, NY 10158-0180

State Street Bank & Trust Company/

State Street Global Advisors

2 International Place

Boston, MA 02110

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

American General Distributors, Inc.

2929 Allen Parkway

Houston, Texas 77019

13.  If the fund is a unit investment trust ("UIT") provide:

N/A

(a) Depositor's name(s) and address(es):

(b)  Trustee's name(s) and address(es):

14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]  Yes     [X]  No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.  (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes     [ ]  No

If Yes, state the date on which the board vote took place:

March 2, 2000 (mergers), and April 18, 2000 (liquidation)

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes     [ ]  No

If Yes, state the date on which the shareholder vote took place:

June 22, 2000 (for merger), and June 30, 2000 (2 funds liquidated)

If No, explain:

II.   Distributions to Shareholders

16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes     [ ]  No

Pursuant to an Agreement and Plan of Reorganization dated as of March 31, 2000 and an Agreement and Plan of Conversion and Termination dated March 31, 2000 (the "Plans"), Applicant transferred all of its assets to North American Funds (the "Acquiring Fund") as of the commencement of business on July 7, 2000 (the "Closing Date"), in exchange for shares of beneficial interest of the Acquiring Fund, $0.001 par value per share, and the assumption of certain identified liabilities of Applicant by the Acquiring Fund. Applicant received Acquiring Fund shares having an aggregate net asset value equal to the aggregate net asset value of the class of shares held by each shareholder of Applicant as of the closing date. Applicant then liquidated and distributed to its shareholders of record pro rata the full and fractional shares of the Acquiring Fund received by Applicant in the reorganization, and all issued and outstanding shares of Applicant were canceled on Applicant's books.

On April 18, 2000, the Board of Trustees of American General Series Portfolio Company 2 unanimously agreed to liquidate the American General Mid Cap Index Fund and the American General Small Cap Value Fund effective as of June 30, 2000.

At or prior to the Closing Date, Applicant declared a dividend(s) or distribution(s) which, together with all previous dividends and distributions, had the effect of distributing to Applicant's shareholders (in shares of the fund, or in cash, as the shareholders had elected) all of Applicant's investment company taxable income for the taxable period ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reductions for any capital loss carryforward).

(a)  If Yes, list the date(s) on which the fund made those distributions:

Record Date - July 3, 2000

Ex-Date - July 5, 2000

Payable Date - July 6, 2000

(b)  Were the distributions made on the basis of net assets?

[X]  Yes     [ ]  No

(c)  Were the distributions made pro rata based on share ownership?

[X]  Yes     [ ]  No

(d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

N/A

(e)  Liquidations only:

Were any distributions to shareholders made in kind?

[ ]  Yes     [X]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

N/A

Has the fund issued senior securities?

[ ]  Yes     [ ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[X]  Yes     [ ]  No

If No,

(a)  How many shareholders does the fund have as of the date this form is filed?

N/A

(b)  Describe the relationship of each remaining shareholders to the fund:

N/A

19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]  Yes     [X]  No

If Yes, described briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ]  Yes     [X]  No

If yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)  Why has the fund retained the remaining assets?

(c)  Will the remaining assets be invested in securities?

[ ]  Yes     [ ]  No

21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]  Yes     [X]  No

If Yes,

(a)  Describe the type and amount of each debt or other liability:

(b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or Liquidation:

Proxy/Prospectus/N-14/Information Statement (typesetting, printing, mailing and proxy solicitation costs):

$464,076.74

Special Board Meetings:

$15,590.89

Transfer Agent (NFDS):

$37,200.00

American General Corporation, the parent of the investment adviser to Applicant, bore all expenses incurred by Applicant in connection with the reorganization; such costs (which were not broken down on a per-merger basis) were allocated as a marketing expense. American General Corporation will also bear any additional costs incurred in connection with the filing of this application.

(i)  Legal expenses:

$710,199.17

(ii)  Accounting expenses:

$99,400.00

(iii)  Other expenses (list and identify separately):

Proxy/Prospectus/N-14/Information Statement (typesetting, printing, mailing and proxy solicitation costs):

$464,076.74

Special Board Meetings:

$15,590.89

Transfer Agent (NFDS):

$37,200.00

(iv)  Total expenses (sum of lines (i) - (iii) above):

$1,326,466.70

(b)  How were those expenses allocated?

See response to Item 22(a) in that the Applicant bore no expenses.

(c)  Who paid those expenses?

All expenses in connection with the liquidation were paid by American General Corporation.

(d)  How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses.

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[X]  Yes     [ ]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

IC Release No. 24550 - American General Series Portfolio Company 2 ("AGSPC 2"), The Variable Annuity Life Insurance Company, American General Corporation, and North American Funds ("NAF") filed an application on March 24, 2000, and an amendment on June 12, 2000, requesting an order under Section 17(b) of the Act for an exemption from section 17(a) of the Act. The order would permit certain series of NAF to acquire all of the assets and liabilities of certain series of AGSPC 2. Because of certain affiliations, applicants may not rely on rule 17a-8 under the Act.

V.    Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

[ ]  Yes     [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation?

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]  Yes     [X]  No

If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

North American Funds

(b)  State the Investment Company Act file number of the fund surviving the Merger:

811-05797

(c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No. 811-08875 - Definitive 14A. The Form of Agreement and Plan of Conversion and Termination was filed on May 31, 2000 as Exhibit A to the Proxy Statement.

File No. 333-37598 - N-14. The Form of Agreement and Plan of Reorganization was filed May 22, 2000 as Appendix A to the Prospectus/Proxy Statement.

File No. 811-08875 - Definitive 14C. The Plan of Liquidation and Dissolution was filed on May 31, 2000, as Exhibit A to the Information Statement.

(d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of American General Series Portfolio Company 2, (ii) he or she is the Vice President and Secretary of American General Series Portfolio Company 2, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Nori L. Gabert

Nori L. Gabert

Vice President and Secretary